Filed Pursuant to Rule 424(b)(3)
Registration No. 333-143662

SUPPLEMENT NO. 2 DATED MARCH 17, 2009

TO THE PROSPECTUS DATED FEBRUARY 5, 2009

OF DIVIDEND CAPITAL TOTAL REALTY TRUST INC.

We are providing this Supplement No. 2 to you in order to supplement our prospectus dated February 5, 2009, as supplemented by our Supplement No. 1 dated March 3, 2009. This Supplement No. 2 must be read in conjunction with our prospectus dated February 5, 2009, as supplemented by our Supplement No. 1 dated March 3, 2009.

Developments Relating to Our First Quarter Redemptions

Under our share redemption program, we presently limit the number of shares to be redeemed during any consecutive twelve month period to no more than five percent of the number of shares of common stock outstanding at the beginning of such twelve month period (the “Redemption Cap”). The Redemption Cap applicable to redemption requests in the first quarter of 2009 is 852,598 shares of common stock (the “First Quarter Redemption Cap”). As of March 16, 2009 (the “Deadline”), the last day for first quarter 2009 redemption requests to be submitted under our share redemption program, we had received requests to redeem approximately 6,110,897 shares of common stock (the “Total First Quarter Redemption Requests”). Based on application of the First Quarter Redemption Cap, we expect that requesting shareholders whose requests were received on or before the Deadline will be redeemed pro rata. As a result, we expect to redeem approximately 13.95% (the “Pro Rata Percentage”) of the shares each shareholder requested to be redeemed on or before the Deadline subject to the terms and conditions of our share redemption program.

The Total First Quarter Redemption Requests and Pro Rata Percentage are preliminary figures that are subject to change. Under our share redemption program, redemption requests may be withdrawn at any time up to three business days prior to the end of the applicable quarter.